UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited Announces Extension of Forbearance Agreement

Hamilton, Bermuda, March 9, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCQX:SDRLF) announces that Seadrill New Finance Limited (the “Issuer”), a subsidiary of the Company, has agreed to extend the existing forbearance agreement announced on 11 February 2021, and extended on 23 February 2021, with respect to the 12.0% senior secured notes due 2025 (the “Notes”) with certain holders of the Notes (the “Note Holders”).

Pursuant to the forbearance agreement, as extended, the consenting Note Holders have agreed not to exercise any enforcement rights with respect to the Issuer and any subsidiary of the Issuer which is an obligor under the Notes to, or otherwise take actions in respect of, certain events of default that may arise under the Notes as a result of, amongst other things, the Issuer not making the semi-annual 4% cash interest payment due to the senior secured noteholders on 15 January 2021 in respect of their Notes and the filing of Chapter 11 cases in the Southern District of Texas by the Company and certain of its consolidated subsidiaries (excluding the Issuer and its consolidated subsidiaries) until and including the earlier of 24 March 2021 and any termination of the forbearance agreement.

The purpose of the forbearance agreement is to allow the Issuer and its stakeholders more time to negotiate on the heads of terms of a comprehensive restructuring of its balance sheet. Such a restructuring may involve the use of a court-supervised process.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 9, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

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